

14047605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC
404

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SEC FILE NUMBER
8- 5255

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENVEST INTERNATIONAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 55TH STREET, 16TH FLOOR

(No. and Street)

NEW YORK   NY   10022

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT KATZ   (212) 977-2461

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA, PC

(Name – *if individual, state last, first, middle name*)

4 EXECUTIVE BOULEVARD, SUITE 304   SUFFERN   NY   10901

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ROBERT KATZ _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SENVEST INTERNATIONAL, LLC _____ , as
of _____ DECEMBER 31, 20 13 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Chief Financial Officer
Notary Public Title

State of New York
County of New York

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

TABLE OF CONTENTS



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Auditor's Report

To the Member and Stockholder
Senvest International LLC and Subsidiary

Report on the Financial Statements

We have audited the accompanying financial statements of Senvest International LLC and Subsidiary, which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of income, changes in member's and stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senvest International LLC and Subsidiary as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

SRV CPA, PC

Suffern, New York
February 28, 2014

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2013
ASSETS	
Cash	$ 314,451
Securities owned, marketable, at fair market value	316,499,275
Securities owned, not readily marketable, at estimated fair value	23,973,587
Receivable from broker	22,402,079
Interest and dividend receivable	322,559
Due from affiliate	19,837,343
Due from member, net	82,870,043
Other assets and prepaid taxes	717,252
Total Assets	$ 466,936,589
LIABILITIES AND MEMBER'S AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair market value	$ 28,331,129
Payable to broker	60,577,529
Accounts payable and accrued expenses	15,826,659
Deferred taxes	3,286,000
Total Liabilities	108,021,317
Member's and Stockholder's Equity	358,915,272
Total Liabilities and Member's and Stockholder's Equity	$ 466,936,589

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31,
	2013
Investment income	
Gain on disposition of securities owned	$ 82,777,308
Change in unrealized gain on securities owned	69,029,748
Unrealized gains on unpaid management fees	8,209,196
Gain on foreign exchange	4,004,616
Investment management fees	3,491,373
Dividends	2,867,611
Interest	2,187,135
Total investment income	172,566,987
Operating expenses	
Wages and benefits	17,837,474
Commissions	1,533,903
Office	884,494
Stock loan fees	877,637
Filing fees	560,382
Dividend expense related to securities sold short	521,714
Travel	327,789
Rent	183,849
Professional fees	153,098
Telephone	85,968
Depreciation	10,232
Insurance	8,193
Total operating expenses	22,984,733
Income from operations	149,582,254
Other expenses	
Interest	1,161,865
Income taxes	5,830,434
Total other expenses	6,992,299
Net Income	$ 142,589,955

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2013
Balance - beginning of year	$ 216,325,317
Net Income	142,589,955
Balance - end of year	$ 358,915,272

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2013
Cash flows from operating activities	
Net income	$ 142,589,955
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	10,232
(Increase) decrease in operating assets, net of assets and liabilities from consolidated subsidiary:	
Securities owned, net	(100,695,302)
Receivable from broker	(20,518,234)
Interest and dividend receivable	1,026,126
Due from affiliate	(11,131,444)
Deferred tax asset	3,638,000
Other assets	(623,038)
Increase (decrease) in operating liabilities	
Securities sold, not yet purchased	4,077,545
Payable to broker	8,704,100
Accounts payable and accrued expenses	15,266,944
Due to member	(42,387,461)
Net cash used in operating activities	(42,577)
Decrease in cash	(42,577)
Cash at beginning of year	357,028
Cash at end of year	$ 314,451

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1 - Organization and Business Activity

Senvest International LLC (the "Company"), is a wholly owned subsidiary of Senvest Capital, Ltd., a Canadian concern traded on the Toronto Stock Exchange. The Company was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Senvest International LLC and it's majority owned subsidiary, Senvest Fund Management Inc. ("SFM or subsidiary"). All material intercompany accounts and transactions have been eliminated in consolidation.

Securities - Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income. The Subsidiary has elected to be taxed as a C corporation pursuant to the Internal Revenue Code and applicable state laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2010, 2011 and 2012 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 3 – Senvest Fund Management, Inc. and Other Related Party Transactions

SFM has a sub-advisory management agreement with RIMA Management, LLC ("RIMA"), a related party. The agreement states that SFM will provide research, advice, and provide recommendations on securities and such other investment advisory services to RIMA as necessary or desirable to assist RIMA in its investment management functions. Pursuant to the agreement, SFM is entitled to receive 12% of any fixed fees, basic fees, incentive fees or incentive allocations received by RIMA. In addition, RIMA has a sub-advisory agreement with Senvest Capital Ltd., which is the parent company of Senvest International LLC. This agreement, which contains the same provisions as the agreement between RIMA and SFM, entitles Senvest Capital Ltd. to 48% of the fees earned by RIMA. Pursuant to these agreements approximately $3,491,000 of fees were earned by SFM for the year ended December 31, 2013.

At December 31, 2013, RIMA owes SFM approximately $19,837,000 pursuant to the provisions of the sub-advisory management agreement. The unrealized gains earned in 2013 on these unpaid management fees totaled $8,209,000.

At December 31, 2013, SFM owes Senvest Capital Ltd. approximately $3,760,000, which accrues interest at 8% per annum. There are no repayment terms associated with this payable.

At December 31, 2013, the Company is due approximately $86,630,000 from Senvest Capital Ltd.. This is a non-interest bearing loan, and has no repayment terms.

Note 4 - Net Capital Requirement

The Company is subject to the net capital (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2013 the Company's net capital ratio was .0824 to 1.0 and its net capital was $192,186,601 as compared with required net capital requirement of $100,000.

Note 5 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2013 as follows:

	Owned	Sold, Not Yet Purchased
Common stocks	$ 285,318,923	$ 26,902,704
Bonds	24,805,647	-.-
Derivatives	6,374,705	1,428,425
Not readily marketable	23,973,587	-.-
	$ 340,472,862	$ 28,331,129

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 6 - Fair Value Measurement

The framework for measuring fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value, at December 31, 2013:

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Note 6 - Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Common stocks	$ 278,745,787	$ 6,571,793	$ 1,343	$ 285,318,923
Technology	88,829,740	344,235	1	89,173,976
Financials	56,926,358	3,118,533	-.-	60,044,891
Consumer	47,151,544	624,254	-.-	47,775,798
Real Estate	30,817,384	-.-	-.-	30,817,384
Medical	24,701,659	2,393,381	-.-	27,095,040
Transport	15,726,934	-.-	-.-	15,726,934
Resources	14,589,570	91,390	849	14,681,809
Other	2,598	-.-	493	3,091
Bonds	-.-	**24,805,647**	-.-	**24,805,647**
Financials	-.-	21,430,207	-.-	21,430,207
Consumer	-.-	2,325,440	-.-	2,325,440
Transport	-.-	1,050,000	-.-	1,050,000
Derivatives	-.-	**6,374,705**	-.-	**6,374,705**
Other	-.-	6,374,705	-.-	6,374,705
Receivable from broker	**22,402,079**	-.-	-.-	**22,402,079**
Other	22,402,079	-.-	-.-	22,402,079
Not readily marketable, at estimated fair value	-.-	-.-	**23,973,587**	**23,973,587**
Financials	-.-	-.-	23,973,587	23,973,587
Total assets	**$ 301,147,866**	**$ 37,752,145**	**$ 23,974,930**	**$ 362,874,941**
LIABILITIES				
Securities sold, not yet purchased				
Common stocks	$ 26,902,704	$ -.-	$ -.-	$ 26,902,704
Consumer	17,956,780	-.-	-.-	17,956,780
Real Estate	4,770,946	-.-	-.-	4,770,946
Financials	3,177,652	-.-	-.-	3,177,652
Other	997,326	-.-	-.-	997,326
Derivatives	-.-	**1,428,425**	-.-	**1,428,425**
Other	-.-	1,428,425	-.-	1,428,425
Payable to broker	**60,577,529**	-.-	-.-	**60,577,529**
Other	60,577,529	-.-	-.-	60,577,529
Total liabilities	**$ 87,480,233**	**$ 1,428,425**	**$ -.-**	**$ 88,908,658**

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 6 - Fair Value Measurement (continued)

The following table sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2013.

	Not readily marketable, at estimated fair value
Balance, beginning of year	$ 21,162,432
Sales	(3,720,096)
Fair Value Adjustment	6,531,251
Balance, end of year	$ 23,973,587

Valuation technique used to measure the fair value of the level 3 assets consisted of a market approach whereby prices and other relevant information generated by market transactions involving identical or comparable businesses were used.

Note 7 – Income Taxes

The income tax expense for the year ended December 31, 2013:

Federal:	
Current	$ 1,672,807
Deferred	2,212,000
State and local:	
Current	519,627
Deferred	1,426,000
	$ 5,830,434

Note 8 - Operating Lease

The Company has a sublease agreement that expires in June 2015 for office space. Rent expense, including escalation charges for the year ended December 31, 2013 amounted to $183,849. The minimum annual rental commitment under the lease, exclusive of taxes and other charges are as follows:

2014	$ 181,826
2015	92,695
	$ 274,521

Note 9 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the consolidated statement of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Note 10 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 10 – Indemnifications (continued)

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications

Note 11 - Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Note 12 - Other Financial Information (continued)

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for	
Income taxes	$ 1,370,000
Interest	$ 1,213,950

Note 13 – Subsequent Events

Subsequent events were considered through February 28, 2014, which is the date of the financial statements were available to be issued.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2013
Total member's and stockholder's equity	$ 358,915,272
Deductions and/or charges	
Nonallowable assets	112,135,686
Total deductions and/or charges	
Net capital before haircuts on securities positions	246,779,586
Haircuts on securities	(46,357,152)
Undue concentrations	(739,428)
Illiquid securities	(7,496,405)
Net capital	$ 192,186,601

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requires (6-2/3% of aggregated indebtness)	1,055,163
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	1,055,163
Excess net capital	$ 191,131,438

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 15,826,659
Aggregate indebtedness	$ 15,826,659
Ratio of aggregate indebtedness to net capital	0.0824

The Company is exempt from the requirements
of Rule 15c3-3 under Section (k)(2)(i) of the rule.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2013
Net capital - per FOCUS report	$ 180,434,159
Total assets of consolidated subsidiary (SFM)	20,083,049
Total liabilities of consolidated subsidiary (SFM)	(8,230,207)
Investment in consolidated subsidiary (SFM)	(100,400)
Net capital - per audit report	$ 192,186,601



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*



**Independent Auditor's Supplementary Report on
Internal Control Required by SEC Rule 17a-5**

To the Member and Stockholder
Senvest International LLC and Subsidiary

In planning and performing our audit of the financial statements of Senvest International LLC (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

SRV CPA, PC

Suffern, New York
February 28, 2014

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

AGREED UPON PROCEDURES

DECEMBER 31, 2013



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Senvest International LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SPIC) for the year ended December 31, 2013, which were agreed to by Senvest International LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Senvest International LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Senvest International LLC's management is responsible for Senvest International LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SRV CPA, PC

Suffern, New York
February 28, 2014